August 1, 2022

BY EDGAR AND FEDEX

Division of Corporation Finance
Office of Real Estate & Construction
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:     Franchise Group, Inc.
Form 10-K for the year ended December 25, 2021
Filed on February 23, 2022
File No. 001-3558

On behalf of Franchise Group, Inc. (“FRG” or the “Company”), the undersigned respectfully sets forth the below response to the comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s comment letter dated July 21, 2022. For ease of reference, the text of the Staff’s comment is reproduced in bold italics in this letter, with the response of the Company immediately following the comment.

Form 10-K for the year ended December 25, 2021

Note 2. Acquisitions, page 57

1.Please disclose a qualitative description of the factors that resulted in goodwill and the amount of goodwill that is expected to be deductive for tax purposes related to the Sylvan and Pet Supplies Plus acquisitions. See ASC 805-30-50-1(a) and ASC 805-30-50-1(d).

Response:

The Company acknowledge the Staff’s comment and advise the Staff that it will revise its disclosure in future filings to provide information in accordance with ASC 805-30-50-1(a) and ASC 805-30-50-1(d) for the Pet Supplies Plus and Sylvan acquisitions. The Company will revise the disclosure beginning with its next Form 10-Q to be filed on August 4, 2022 to be as follows:

Pet Supplies Plus Acquisition

Goodwill is calculated as the excess of the purchase price over the fair value of the net assets acquired. The goodwill recognized is attributable to operational synergies in the expected franchise models and growth opportunities. All of the acquired goodwill is deductible for tax purposes.

Sylvan Acquisition

Goodwill is calculated as the excess of the purchase price over the fair value of the net assets acquired. The goodwill recognized is attributable to operational synergies in the expected franchise models and growth opportunities. None of the acquired goodwill is deductible for tax purposes.

Note 7. Revenue, page 68

2.    Please revise to disclose in all future filings the amount of revenue recognized in the reported period that was included in the contract liability balance at the beginning of the period. Refer to ASC 606-10-50-8(b).

Response:

Revenue recognized in the period that was included in a contract liability balance at the beginning of the period represents less than 1% of consolidated revenue. The majority of the Company’s deferred revenue consists of amounts received from customers that have not yet taken possession of the merchandise, gift cards, store credits outstanding and loyalty reward program credits. These amounts are primarily recognized within one year following the revenue deferral. The amount of annual revenue derived from deferred franchise fees is immaterial to the financial statements. The Company acknowledges the staff’s comment and it will revise its disclosure in future filings to provide information in accordance with ASC 606-10-50-8(b). The Company will revise the disclosure beginning with its next Form 10-Q to be filed on August 4, 2022 to be as follows:

Deferred revenue consists of (1) amounts received for merchandise which customers have not yet taken possession of, (2) gift card or store credits outstanding, and (3) loyalty reward program credits which are primarily recognized within one year following the revenue deferral. Deferred franchise fee revenue is recognized over the term of the agreement, which is between five and twenty years. The amount of revenue recognized in the period that was included in the contract liability balance at the beginning of the period is immaterial to the condensed consolidated financial statements.

In connection with this response to the Staff’s comment letter, FRG acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Sincerely,

/s/ Eric F. Seeton
Eric F. Seeton
Chief Financial Officer